Schedule A

Date	Nature of Transaction	Shares	Price Per Share
02/20/2026	Purchase of Shares in Open Market	263,452	$20.78
02/23/2026	Purchase of Shares in Open Market	244,940	$20.75
02/24/2026	Purchase of Shares in Open Market	275,012	$21.41